UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of November 2006
CELANESE AG
(Exact name of Registrant as Specified in its Charter)
CELANESE CORPORATION
(Translation of Registrant’s name into English)
Frankfurter Strasse 111
61476 Kronberg/Ts., Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _______.

SIGNATURES
EXHIBIT INDEX
EX-99.1: PRESS RELEASE
EX-99.2: LETTER OF INTENT

CELANESE AG
     On November 29, 2006, Celanese Corporation (the “Company”) issued a press release announcing that its subsidiaries, Celanese AG and Ticona GmbH, have entered into a Letter of Intent relating to a proposed settlement with Fraport AG, a German company that operates the airport in Frankfurt, Germany to relocate Ticona’s plant located in Kelsterbach, Germany. Over a five-year period, Fraport will pay Ticona a total of €650 million for the costs associated with the transition of the business from the current location and closure of the Kelsterbach plant. The Company expects that the terms of the settlement will allow Ticona adequate time and resources to select a site, build new production facilities and transition business activities to a new location in Germany by mid-2011. The settlement is subject to the conclusion of final agreements, the approval at Fraport’s annual shareholders meeting in May 2007 and certain other conditions. The actual Letter of Intent is in German. A convenience translation into English is filed as Exhibit 99.2 to this Form 8-K.
Financial Statements and Exhibits.
     (c) Exhibits

Exhibit Number	Description

99.1	Press Release, dated November 29, 2006

99.2	Letter of Intent, dated November 29, 2006, among Celanese AG, Ticona GmbH and Fraport AG (convenience translation from German)

EXHIBITS

Exhibit Number	Description

99.1	Press Release, dated November 29, 2006

99.2	Letter of Intent, dated November 29, 2006, among Celanese AG, Ticona GmbH and Fraport AG (convenience translation from German)

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELANESE AG
(Registrant)

By: Name:	/s/ Steven M. Sterin Steven M. Sterin
Title:	Chief Financial Officer
Date: November 29, 2006

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated November 29, 2006

99.2	Letter of Intent, dated November 29, 2006, among Celanese AG, Ticona GmbH and Fraport AG (convenience translation from German)